

Mail Stop 3233

January 9, 2017

<u>Via E-mail</u>
Robert J. Enck
President and Chief Executive Officer
c/o Equinox Fund Management, LLC
1775 Sherman Street, Suite 2010
Denver, Colorado 80401

> **Re:** **Equinox Frontier Funds**
> **Equinox Frontier Diversified fund**
> **Equinox Frontier Master Fund**
> **Equinox Frontier Long/Short Commodity Fund**
> **Equinox Frontier Balanced Fund**
> **Equinox Frontier Select Fund**
> **Equinox Frontier Winton Fund**
> **Equinox Frontier Heritage Fund**
> **Preliminary Proxy Statements on Schedule 14A**
> **Filed December 2, 2016**
> **File No. 000-51274**

Dear Mr. Enck:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Sonia Gupta Barros

　　　　　　　　　　　　　　　　　　Sonia Gupta Barros
　　　　　　　　　　　　　　　　　　Assistant Director
　　　　　　　　　　　　　　　　　　Office of Real Estate and
　　　　　　　　　　　　　　　　　　Commodities

cc:　　Matthew K. Kerfoot, Esq.